[redacted]

SEC Mail Processing Section

[redacted]

Washington, DC 105

SECU 11023615 SSION

SEC Mail Processing Section NOV 29 2011 Washington, DC 125

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/10 (MM/DD/YY) AND ENDING 09/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Karp, Chief Operating Officer (212) 922-2017

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue, 16th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ch 8 11/29

OATH OR AFFIRMATION

I, David B. Keidan ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated and Subsidiaries [redacted]as of September 30, 2011, are true and correct. I further s[redacted]t neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

JESSICA L. PERNO
Notary Public, State of New York
Registration #01PE6136373
Qualified In New York County
Commission Expires Feb. 23, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2011

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
The Buckingham Research Group Incorporated and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of The Buckingham Research Group Incorporated and subsidiaries (the "Company") as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 28, 2011

THE BUCKINGHAM RESEARCH GROUP INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition
September 30, 2011

ASSETS	
Cash and cash equivalents (including money market mutual funds of $137,246,582)	$ 139,927,545
Due from brokers	238,321,937
Deposits with brokers	124,988
Investments in securities, at fair value	735,250,203
Commissions receivable	714,346
Incentive fees receivable	1,151,542
Employee advances	24,326
Furniture, equipment and leasehold improvements, net (less accumulated depreciation and amortization of $4,020,243)	471,089
Deferred taxes, net	86,713
Prepaid expenses	132,817
Other	841,901
	$ 1,117,047,407
LIABILITIES	
Securities sold short, at fair value	$ 131,052,561
Deferred rent	589,817
Withdrawals payable to limited partners	15,744,759
Contributions received in advance	2,900,000
Accounts payable and accrued expenses	5,368,025
Commissions payable	2,353,551
Taxes payable	553,445
	158,562,158
Commitment	
STOCKHOLDERS' EQUITY	
Common stock - $0.01 par value:	
Class A, authorized 100,000 shares, 41,365 and 37,839 shares issued and outstanding, respectively	414
Class B, authorized 900,000 shares, 372,285 and 340,551 shares issued and outstanding, respectively	3,723
Additional paid-in capital	2,244,426
Retained earnings	30,568,295
Treasury stock (3,526 shares of Class A and 31,734 shares of Class B at cost)	(1,883,776)
Total The Buckingham Research Group Incorporated and subsidiaries stockholder's equity	30,933,082
Equity of non-controlling interests	927,552,167
	958,485,249
	$ 1,117,047,407

See notes to consolidated statement of financial condition

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business and principles of consolidation:

The Buckingham Research Group Incorporated ("BRG") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services and is registered under the rules of the Securities Exchange Act of 1934.

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The consolidated statement of financial condition includes the accounts of BRG and its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") and also includes the accounts of the following investment partnerships for which BCM serves as the sole General Partner, is deemed to control and has limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 20%. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds"). Collectively, the consolidated entities are referred to as the "Company" or "Companies". All material intercompany accounts and transactions have been eliminated on consolidation.

BCM is registered as an investment advisor with the U.S. Securities and Exchange Commission. BCM serves as the investment manager for the Onshore Funds and Offshore Funds whereby it pays certain expenses. BCM has assigned its interest in the incentive allocation it earns from the Onshore and Offshore Funds to BH.

The Onshore Funds are organized as Delaware limited partnerships and the Offshore Funds are organized as exempted limited partnerships under the laws of the Cayman Islands.

The Onshore Funds' and Offshore Funds' investment objective is to seek capital appreciation of their assets by investing primarily in a portfolio of equity securities in U.S. publicly-held companies. The Onshore Funds and Offshore Funds seek to achieve their objective by trading primarily in "undervalued", "underfollowed", and "misunderstood" securities.

[2] Summary of significant accounting policies:

(a) Investments in securities and valuation:

Investments in securities held by BRG are accounted for at fair value.

Investments in securities held by BCM are considered held for trading and are accounted for at fair value.

The consolidated limited partnerships (referred to above as the Onshore and Offshore Funds) are considered investment companies and follow specialized accounting pursuant to the "AICPA Audit and Accounting Guide - Investment Companies". This consolidated statement of financial condition reflects the specialized accounting so that investments held by the limited partnerships are shown on the consolidated statement of financial condition at fair value.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(a) Investments in securities and valuation: (continued)

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation technique used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Investments in securities and securities sold short, including common stock, exchange traded funds and options, that are traded on a national securities exchange are valued at their last sale price on the last business day of the year or, if no sales occurred on that day, the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company as reported by the exchange. Securities not listed on a national securities exchange or that are not national market securities are valued at their last sale price, unless there is no price on the last business day of the year, in which case it is valued at the last closing bid price if held long by the Company and the last closing asked price if sold short by the Company on the last business day of the year as reported by NASDAQ, or, if not so reported, as reported in the over-the-counter market in the United States. These securities are shown as Level 1 in the fair value hierarchy.

Equity swaps are valued based on the underlying securities in the swap. These securities are shown as Level 2 in the fair value hierarchy.

(b) Revenue recognition:

Research and investment advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as service is provided.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(b) Revenue recognition: (continued)

If at the end of any calendar year a limited partner in the investment partnership has a net profit (after taking into account any loss make-up per the respective partnership agreement), BH receives 20% of such profits, which is deducted from the capital account of such limited partner. Such incentive fee earned by BH is eliminated on consolidation. Such incentive fee is subject to final determination at December 31, 2011, based on net profit for the respective calendar year.

BCM earns incentive fees from unrelated managed accounts of which $1,151,542 was receivable at September 30, 2011. Incentive fees are calculated at the rate of 20% of the net increase in a managed account.

BCM also earns management fees from managed accounts. Additionally, BRG earns management fees from the Onshore and Offshore Funds which is eliminated on consolidation. Management fees on the managed accounts and the Onshore and Offshore Funds are payable quarterly, and generally range from 1% to 1.5% per annum based on quarterly net assets.

Securities transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are determined using the specific identification method. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

(c) Cash and cash equivalents:

Cash equivalents consist of money market mutual funds. The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(d) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

(e) Deferred rent:

The Company leases premises under a lease, which provides for a free rent period and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(f) Income taxes:

BRG files its federal income tax return on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. BH files a separate tax return.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

BH and the Onshore and Offshore Funds are not subject to federal, state and New York City income taxes. The members/partners include their respective share of the profits or losses in their own tax returns.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and have no material unrecognized tax benefits. There are currently no income tax returns under audit. The Company is no longer subject to U.S federal, state or local income tax examinations by tax authorities for the years before 2008.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2011, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation and amortization, deferred rent and unrealized gains and losses on investments.

(g) Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE B - DUE FROM BROKERS/DEPOSITS WITH BROKERS

Morgan Stanley & Co. Incorporated ("Morgan Stanley") serves as custodian and clearing broker for the assets of BRG and BCM. In addition, Morgan Stanley and J.P. Morgan Clearing Corp. serve as prime brokers for the Onshore and Offshore Funds. The amounts due from brokers consist of cash balances and the net of receivables and payables for unsettled trades at the consolidated statement of financial condition date. Trades executed on behalf of clients of BRG are cleared at National Financial Services LLC.

In addition $100,000 is deposited with National Financial Services LLC as a clearing deposit and $24,988 is deposited with Goldman Sachs Execution & Clearing, L.P.

NOTE C - INVESTMENTS

The following is a summary of investment in securities, at fair value, as of September 30, 2011:

	Common Stock	Unrealized Gain on Swaps	Total
Owned by BRG	$ 2,264,938		$ 2,264,938
Owned by investment partnerships	724,926,188	$ 8,059,077	732,985,265
Total investment in securities	$ 727,191,126	$ 8,059,077	$ 735,250,203

The following is a summary of investments in securities sold short, at fair value, as of September 30, 2011:

	Common Stock	Exchange Traded Funds	Unrealized Loss on Swaps	Total
Owned by BRG	$ 156,350	$ 632,332		$ 788,682
Owned by investment partnerships	47,193,937	80,205,036	$ 2,864,906	130,263,879
Total investments in securities sold short	$ 47,350,287	$ 80,837,368	$ 2,864,906	$ 131,052,561

NOTE C - INVESTMENTS (CONTINUED)

The following are the Company's investments owned and sold short by level within the fair value hierarchy at September 30, 2011:

	Fair Value	Fair Value Hierarchy
ASSETS		
Investments in securities:		
Common stock:		
Consumer cyclical	$ 562,395,303	Level 1
Consumer non-cyclical	53,619,323	Level 1
Technology	39,289,201	Level 1
Financial	27,079,935	Level 1
Energy	21,264,185	Level 1
Industrial	10,022,277	Level 1
Communication	6,938,043	Level 1
Basic Materials	4,348,913	Level 1
Diversified	2,233,946	Level 1
	727,191,126	
Unrealized gain on swaps	8,059,077	Level 2
Total investments in securities	$ 735,250,203	
LIABILITIES		
Securities sold short:		
Common stock:		
Consumer cyclical	$ 42,720,495	Level 1
Consumer non-cyclical	4,629,792	Level 1
	47,350,287	
Exchange traded funds - indices	80,837,368	Level 1
Unrealized loss on swaps	2,864,906	Level 2
Total securities sold short	$ 131,052,561	

The cost of common stock held long was $620,658,714 at September 30, 2011. The proceeds on common stock and exchange traded funds sold short was $53,010,164 and $98,887,857, respectively, at September 30, 2011.

NOTE D - EMPLOYEE ADVANCES

Employee advances are noninterest bearing loans and are due by December 31, 2011.

NOTE E - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE F - COMMITMENT

BRG has a lease agreement for office facilities which commenced January 15, 2002 and expires on January 15, 2017.

The annual future minimum rental commitments are as follows:

Year Ending September 30,	Minimum Lease Obligations
2012	$ 1,034,000
2013	1,056,000
2014	1,056,000
2015	1,056,000
2016	1,056,000
Thereafter	307,000
Total	$ 5,565,000

NOTE G - NET CAPITAL REQUIREMENT

BRG, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, BRG had net capital and net capital requirements of $1,463,170 and $486,540, respectively, and a net capital ratio of 4.99 to 1.

NOTE H - FIXED ASSETS, NET

Fixed assets at September 30, 2011 are comprised of the following:

Equipment	$ 1,238,159
Furniture and fixtures	1,413,391
Computer software	606,248
Leasehold improvements	1,233,534
Total cost	4,491,332
Less accumulated depreciation and amortization	(4,020,243)
	$ 471,089

NOTE I - STOCKHOLDERS' EQUITY

On December 17, 2010, the Company's Board of Directors declared and approved a ten-for-one stock split of the Company's common stock outstanding as of December 17, 2010. Additionally, the Company's common stock was increased from 200,000 authorized shares to 1,000,000 authorized shares broken out as 100,000 Class A shares and 900,000 Class B shares effective December 17, 2010. Each outstanding common share, prior to the

NOTE I - STOCKHOLDERS' EQUITY (CONTINUED)

stock split, was exchanged for one Class A common stock share and nine Class B common stock shares. Class A shares have the right to vote. Class B shares do not have the right to vote. All per share amounts and outstanding shares have been retroactively restated in the accompanying consolidated statement of financial condition and notes to the consolidated statement of financial condition to reflect the stock split.

In April 2011, the Board of Directors of BRG declared dividends of $42.00 per common share outstanding, totaling $15,876,000 for the year.

Shares of common stock are purchased by the Company's management and employees at book value.

During the year ended September 30, 2011, the Company acquired 958 Class A shares and 8,622 Class B shares of BRG at a total cost of $490,431.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, each Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which each Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, each Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that each Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by each Company, exposes each Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by each Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein each Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

and a loss may be realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

The Companies engage in derivative transactions such as swaps as an alternative to direct investments in the underlying securities. The risks associated with derivative transactions are potentially greater than those associated with the direct purchase or sale of the underlying securities because of the additional complexity and potential for leverage. In addition, derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related. Pursuant to the terms of the swap agreements, the Companies are required to post collateral. Collateral consisting of cash of $17,548,554 is included in due from brokers in the accompanying consolidated statement of financial condition.

The Companies invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities also may be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Companies may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Companies purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

Transactions in options during the year ended September 30, 2011 are as follows:

	Number of Contracts
Options sold short at October 1, 2010	0
Options sold short	8,858
Options covered	(8,858)
Options at September 30, 2011	0

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

Transactions in equity swaps during the year ended September 30, 2011 are as follows:

	Number of Shares		Number of Shares
Equity swaps - long - October 1, 2010	0	Equity swaps - sold short - October 1, 2010	(4,075,182)
Purchases	1,069,920	Sales	(194,436,276)
Sales	(660,520)	Covers	192,145,688
Equity swaps - long - September 30, 2011	409,400	Equity swaps - sold short - September 30, 2011	(6,365,770)

The fair value and location of the derivative instruments reported in the consolidated statement of financial condition at September 30, 2011 is as follows:

		Asset Derivatives
Equity swaps	Investments in securities, at fair value	$ 8,059,077
		Liability Derivatives
Equity swaps	Securities sold short, at fair value	$ 2,864,906

The notional amounts of equity swaps held long and sold short at September 30, 2011 were $41,473,846 and $555,665,306 respectively.

NOTE K - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

NOTE K - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5 (CONTINUED)

A reconciliation of amounts reported herein by BRG to amounts reported by BRG on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5 (amended)	Subsidiaries Consolidated (1)	Reclassifications and Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 1,806,298	$ 123,961,349		$ 125,767,647
Due from brokers	6,211,354	232,888,834	$ (778,251)	238,321,937
Deposits with brokers			124,988	124,988
Investments in securities, at fair value	2,264,938	744,280,257	2,864,906	749,410,101
Commissions receivable			714,346	714,346
Incentive fee receivable		1,151,542		1,151,542
Employee advances			24,326	24,326
Furniture, equipment and leasehold improvements, net	471,089			471,089
Deferred taxes, net			86,713	86,713
Prepaid expenses		15,933	116,884	132,817
Other	767,961		73,940	841,901
Other - including investments in affiliates, subsidiaries and partnerships	27,498,234	25,915,738	(53,413,972)	0
Total assets	$ 39,019,874	$ 1,128,213,653	$ (50,186,120)	$ 1,117,047,407
LIABILITIES				
Securities sold short, at fair value	$ 788,682	$ 127,398,973	$ 2,864,906	$ 131,052,561
Deferred rent			589,817	589,817
Withdrawals payable to limited partners		15,744,759		15,744,759
Contributions received in advance		2,900,000		2,900,000
Accounts payable and accrued expenses	7,298,108	1,566,728	(3,496,811)	5,368,025
Commissions payable			2,353,551	2,353,551
Taxes payable			553,445	553,445
Total liabilities	8,086,790	147,610,460	2,864,908	158,562,158
STOCKHOLDERS' EQUITY				
Common stock: Class A			414	414
Common stock: Class B			3,723	3,723
Common stock	2,248,562	11	(2,248,573)	0
Additional paid-in capital		(5,698,683)	7,943,109	2,244,426
Retained earnings	30,568,298	986,301,865	(986,301,868)	30,568,295
Treasury stock	(1,883,776)			(1,883,776)
Equity of non-controlling interests			927,552,167	927,552,167
Total stockholders' equity	30,933,084	980,603,193	(53,051,028)	958,485,249
Total liabilities and stockholders' equity	$ 39,019,874	$ 1,128,213,653	$ (50,186,120)	$ 1,117,047,407

(1) Includes BCM, BH and the Onshore and Offshore Funds

NOTE L - SUBSEQUENT EVENTS

Management has evaluated all subsequent events through November 28, 2011, the date that this consolidated statement of financial condition was available to be issued.